EXHIBIT 99.1

Hydrogenics to Deliver World’s Largest Hydrogen Electrolysis Plant

Air Liquide Selects Company for 20MW Installation

MISSISSAUGA, Ontario, Feb. 25, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen fuel cell modules, today announced that it has received an award by Air Liquide Canada (“Air Liquide”) to design, build and install a 20 megawatt electrolyzer system for a hydrogen production facility located in Canada. The facility is expected to be in commercial operation by the end of 2020, with an output of just under 3,000 tons of hydrogen annually. The 20MW plant will use Hydrogenics’ advanced large-scale PEM electrolysis technology, offering the smallest footprint and highest power density in the industry. With best-in-class efficiency and cost-effectiveness, Hydrogenics has established itself as the market leader for multi-megawatt PEM electrolyzers to global customers, including Air Liquide. Both companies continue to see growing interest and opportunities for the deployment of large-scale electrolysis across the globe.

“We are very pleased to have been selected by Air Liquide for this large-scale deployment of our world-leading PEM electrolysis technology,” said Daryl Wilson, Hydrogenics’ President and CEO. “With over 500 active electrolyzers currently in operation globally, we continue to maintain a strong leadership position in the industry. Hydrogenics was the first-to-market with scalable PEM electrolysis, and this order builds upon recent successes and milestones – including the commissioning, in 2018, of North America’s first megawatt-scale Power-to-Gas facility. We’re excited to support Air Liquide’s hydrogen needs in Canada, particularly in a renewable hydrogen application utilizing hydroelectric power.”

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites, offices, engineering and service professionals in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:
Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com